UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Heritage Capital Group, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                Jian Jiang Zheng
                               c/o ZhongTong Inc.
                         (315100) 566 East Yinzhou Road
                        Ningbo, Zhejiang Province, China
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                  (Name & Address & Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2004
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ZhongTong Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    21,403,200
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  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           21,403,200
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,403,200
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98%
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14   TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      (a) The security to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of Heritage Capital Group, Inc., a Delaware Corporation (the "Company").

      (b)   The Company may be reached at the following address:
            c/o ZhongTong Inc.
            (315100) 566 East Yinzhou Road
            Ningbo, Zhejiang Province, China

Item 2. Identity and Background.

      This statement is filed by ZhongTong Inc. (the "Reporting Person"). ZhongTong Inc. purchased 21,403,200 shares of the Company's issued and outstanding Common Stock as of October 18, 2004, pursuant to a Share Purchase Agreement dated as of October 10, 2004 between ZhongTong Inc. and Centerline International Corp. ("Centerline").

      ZhongTong Inc. is a Delaware corporation. ZhongTong Inc. currently has no operations other than the ownership of the aforementioned shares. ZhongTong Inc. is located at the following address: (315100) 566 East Yinzhou Road, Ningbo, Zhejiang Province, China. ZhongTong Inc. has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The directors of ZhongTong Inc. are Mr. Jian Jiang Zheng, Mr. Jiang Zheng, and Mr. Xi Wan He. The President (and sole officer) of ZhongTong Inc. is Mr. Jian Jiang Zheng.

      Mr. Jian Jiang Zheng's business address is at (315100) 566 East Yinzhou Road, Ningbo, Zhejiang Province, China. Mr. Zheng is the Chairman and Chief Executive Officer of AUX Group Co., Ltd. (located at (315100) 566 East Yinzhou Road, Ningbo, Zhejiang Province, China). Mr. Zheng is a director of Ningbo Sanxing Group Co., Ltd. Mr. Zheng has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Zheng is a citizen of China.

      Mr. Jiang Zheng's business address is at (315100) 566 East Yinzhou Road, Ningbo, Zhejiang Province, China. Mr. Zheng is the Vice Chairman and Vice President of Ningbo Sanxing Group Co., Ltd. (located at (315100) 566 East Yinzhou Road, Ningbo, Zhejiang Province, China). Mr. Zheng has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Zheng is a citizen of China.

      Mr. Xi Wan He's business address is at (315100) 566 East Yinzhou Road, Ningbo, Zhejiang Province, China. Mr. He is the Chairman of Ningbo Sanxing Group Co., Ltd. (located at (315100) 566 East Yinzhou Road, Ningbo, Zhejiang Province, China). Mr. He has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. He is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds used by ZhongTong Inc. to purchase the Company's Common Stock were advanced to ZhongTong Inc. by its shareholders.

Item 4. Purpose of Transaction.

      Through this transaction, ZhongTong Inc. has acquired a controlling interest in the Company.

Item 5. Interest in Securities of the Issuer.

      (a) ZhongTong Inc. beneficially owns 21,403,200 shares of the Company's Common Stock, representing a 98% interest in the shares of Common Stock currently outstanding.

      (b) The responses of the Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1: Share Purchase Agreement, dated as of October 10, 2004, between ZhongTong Inc. and Centerline.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    October 28, 2004
                                                    ----------------------------
                                                             (Date)


                                                    ZhongTong Inc.


                                                    By: /s/ Jian Jiang Zheng
                                                       -------------------------
                                                    Name: Jian Jiang Zheng
                                                    Title: President

                                  EXHIBIT INDEX

Exhibit No.
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     1.         Share Purchase Agreement, dated as of October 10, 2004, between
                ZhongTong Inc. and Centerline.